Contact

www.linkedin.com/in/webbknudsen
(LinkedIn)

Top Skills

Marketing
Advertising
Sales

Languages

Russian

Certifications

Venture Capital Valuation, Term Sheets & Cap Tables

Webb Knudsen

CEO @ Playper | Partner @ KC | VP @ PCG
Madison, New Jersey, United States

Summary

I have a multifaceted background in entertainment, social media, and mobile working across sales, business development, and marketing capacities to drive profitability and optimize market strategy for movies, brands, and apps.

I spearheaded west coast growth for Crisp as VP Business Development and previously led US sales teams for Aarki and Millennial Reach. I got my career start in the entertainment industry - first at the production company Walden Media, then Hollywood's biggest agency CAA, and finally moved to Lucasfilm before making the jump over to the tech industry.

I graduated from Pepperdine University with a dual major in Sociology and Speech Communication. I'm a dad, dog lover, snowboarder, font enthusiast, and I've lived in 4 countries and 17 cities.

Experience

Playper

CEO / Founder / Board Member
October 2018 - Present (6 years 6 months)
Los Gatos, California

Playper creates paper toys that kids build and bring to life through augmented reality, with animated stories and games behind each unique experience.

Chico

Strategic Advisor
October 2024 - Present (6 months)

Partnership Capital Growth

Vice President
December 2017 - Present (7 years 4 months)
Los Gatos, California, United States

Identifying and analyzing investments in healthy living, health-tech and healthcare

Knudsen Capital
Partner
December 2016 - Present (8 years 4 months)
Los Gatos, California

We invest in early-stage, high-growth businesses that have the potential to improve lives and change their industries and the world for the better.

Designer Protein
4 years 5 months

Board Observer
January 2022 - Present (3 years 3 months)

Board Member
November 2020 - January 2022 (1 year 3 months)

Designer Protein is the leading legacy brand in the sports and active nutrition category. Since introducing its flagship brand Designer Whey in 1993, the company focuses on creating the highest quality products for trending active lifestyles. Designer Protein was the first company to brand commercially instantized whey protein powder for the general consumer marketplace, a forerunner in promoting the removal of artificial ingredients, a pioneer of gluten-free protein powders, an advocate of kosher-certification, and the first to create a protein powder that contains the benefits of both egg yolk and egg white. Designer Protein exists to help consumers achieve their health and wellness goals with the most advanced products known to science.

RPM Training Co
Board Observer
October 2020 - Present (4 years 6 months)

RPM inspires movement and confidence in athletics and adventure! RPM sells gear and clothing inspired by adventure, and made for the modern functional athlete.

Cerebelly
Board Observer & Advisor
December 2018 - Present (6 years 4 months)
Los Gatos, California, United States

Cerebelly provides baby food intended to promote healthy brain development in children. It offers farm-fresh, organic baby food along with a tracking platform on a subscription basis, enabling parents to provide specific nutrients to their little ones and track their age, note their milestones, and every two weeks receive a box of Cerebelly pouches (and bars!) that support the unique ways their baby's brain and body are growing at that time.

Crisp
VP Business Development
December 2016 - December 2017 (1 year 1 month)
Silicon Valley

Crisp is the global authority on social media risk management. We keep brands and social platforms safe.

Aarki
Sr. Manager, Strategic Partnerships
December 2014 - December 2016 (2 years 1 month)
Mountain View

• Responsible for growing Aarki's revenue with new and existing partners as US head of sales
• Represented company and developed highly successful business relationships with clients

Millennial Reach
Sr. Manager, Sales & Business Development
October 2013 - December 2014 (1 year 3 months)
Palo Alto

• Sales development and business consulting role, account executive / manager
• Identified and built new partnerships, expanded relationships with existing partners
• Researched and analyzed online business models and internet/consumer technology
• Product Management of website development and design

Lucasfilm
Distribution/Sales
January 2013 - October 2013 (10 months)
San Francisco

• Strategized worldwide exploitation plans for Lucasfilm entertainment properties

• Created overviews and trend analyses of major / emerging markets and their TV, theatrical, home ent, and digital media landscapes + tech developments impacting the entertainment industry
• Produced charts and promotional materials, including sensitive project information for presentations to sr. executives
• Coordinated department meetings, special events and sales conferences
• Managed partner relationships, direct interface with studio and broadcast partners worldwide
• Built and established productive working relationship with Disney as new parent company in time of transition

Creative Artists Agency
Story Department
May 2011 - August 2012 (1 year 4 months)
Century City, CA

• Coordinated screenplay analyses for entire company – trusted with approximately 300 confidential projects (screenplays, books/manuscripts, TV pilots, plays) each week
• Managed 30 screenplay analysts – including finding and hiring new analysts
• Interfaced and managed relationships with writer clients – including submitting client projects to producers, managers, and studio executives
• Pitched project ideas to numerous A-List clients at CAA's prestigious Creative Lunch program
• Proactively sought out new talented writers/directors through screenwriting competitions and film festivals

Walden Media Prod.
Office Admin
October 2009 - April 2011 (1 year 7 months)
Century City, CA

• Worked with Creative Development department to identify material worth pursuing and gave feedback on projects in development

Walden Media Prod.
Creative Development Intern
October 2008 - June 2009 (9 months)
Century City, CA

• Read, analyzed, and evaluated scripts for possible production

Atlantic Council

International Security Program Intern
April 2008 - July 2008 (4 months)
Washington, D.C.

• Researched, summarized, and analyzed topics pertinent to international security
• Organized conferences with dignitaries, ambassadors, government officials, military personnel, etc.

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Education

Stanford University
VC Unlocked, Venture Capital · (2020 - 2020)

Pepperdine University
Bachelors, Sociology and Speech Communication · (2005 - 2009)

Los Gatos High School